EXHIBIT 99.2
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                                  ANNOUNCEMENT


                              WPP GROUP PLC ("WPP")
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WPP  announces  that on 28th March 2003 it acquired  150,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 343.38p per share.